Exhibit 99.1

Fiverr Announces Third Quarter 2022 Results

●	Delivered strong results in Q3’22. A strong focus and our continued financial discipline allowed us to deliver revenue at the high end of expectations and Adjusted EBITDA above expectations.

●
Accelerated pace to long-term Adjusted EBITDA margin. Since we streamlined our workforce in July, we continued to scrutinize operating costs in terms of both marketing discipline and operational efficiency. Our Adjusted EBITDA margin of 7.9% represented a 250 bps expansion from the previous quarter and demonstrated our commitment to accelerating our pace to our long-term Adjusted EBITDA margin target of 25%.

●
Continued expansion of Promoted Gigs and Seller Plus. Promoted Gigs continued to expand audiences and coverage; while Seller Plus introduced two-tier pricing in order to widen the adoption. Both programs contributed to the continued expansion of take rate to 30%.

●
Fiverr Business expands benefits to include project management. The newly introduced Project Partner among Fiverr Business buyers is the latest value-added service that enables seamless experience and execution of large projects on our marketplace.

NEW YORK, November 9, 2022 - Fiverr International Ltd. (NYSE: FVRR), the company that is revolutionizing how the world works together, today reported financial results for the third quarter of 2022. Complete operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“I am proud that our business has remained strong in a slowing macro economy. Our focus on driving the flywheel of our marketplace and investing in going upmarket is paying off as over 4.2 million businesses continue to make Fiverr the go-to place for digital services,“ said Micha Kaufman, founder and CEO of Fiverr. “The secular trend of moving toward freelancing, and the opportunity of using technology to upend the old-school industry remains intact. And with our scale, differentiated solution, efficient go-to-market strategy and strong financial profile, I believe no one is better positioned than us to lead the change in the future of work.”

Ofer Katz, Fiverr’s President and CFO, added, “We delivered strong results in Q3, with improved efficiency across top-of-funnel and operationally. Our decision to realign our focus and cost structure earlier in the year put Fiverr’s Adjusted EBITDA on an accelerated growth trajectory. Our Adjusted EBITDA is indicative of the strong cash flow we generate, and together with a healthy balance sheet, we are in a strong financial position to navigate near term macroeconomic volatility and continue focusing on long-term value creation.״

Third Quarter 2022 Financial Highlights

●	Revenue in the third quarter of 2022 was $82.5 million, an increase of 11% year over year.

●	Active buyers as of September 30, 2022 grew to 4.2 million, compared to 4.1 million as of September 30, 2021, an increase of 3% year over year.

●	Spend per buyer as of September 30, 2022 reached $262, compared to $234 as of September 30, 2021, an increase of 12% year over year.

●	Take rate for the period ended September 30, 2022 was 30%, up from 28.4% for the period ended September 30, 2021, an increase of 160 basis points year over year.

●
GAAP gross margin in the third quarter of 2022 was 81.1%, a decrease of 220 basis points from 83.3% in the third quarter of 2021. Non-GAAP gross margin[1] in the third quarter of 2022 was 82.8%, a decrease of 160 basis points from 84.4% in the third quarter of 2021.

●
GAAP net loss in the third quarter of 2022 was ($11.4) million, or ($0.31) basic and diluted net loss per share, compared to ($14.3) million, or ($0.39) basic and diluted net loss per share, in the third quarter of 2021. Non-GAAP net income[1] in the third quarter of 2022 was $8.6 million, or $0.23 basic non-GAAP net income per share and $0.21 diluted non-GAAP net income per share, compared to $0.21 basic non-GAAP net income per share and $0.19 diluted non-GAAP net income per share, in the third quarter of 2021.

●
Adjusted EBITDA[1] in the third quarter of 2022 was $6.6 million, compared to $7.3 million in the third quarter of 2021. Adjusted EBITDA margin[1] was 7.9% in the third quarter of 2022, compared to 9.8% in the third quarter of 2021.

Financial Outlook

Our Q4’22 outlook and full year 2022 guidance reflects the recent trends on our marketplace and is largely consistent with our prior expectations.

	Q4 2022	FY 2022
Revenue	$79.8 - $85.8 million	$334.0 - $340.0 million
y/y growth	0%-8% y/y growth	12%-14% y/y growth
Adjusted EBITDA(1)	$7.0 - $8.0 million	$22.0 - $23.0 million

1 This is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics used in this release.

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Wednesday, November 9, 2022, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing +1 (844) 200-6205, or +1 (929) 526-1599 for callers outside the United States, and enter the passcode, 988418.

About Fiverr

Fiverr’s mission is to revolutionize how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, over 4 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr’s Talent Cloud, companies can easily scale their teams from a talent pool of skilled professionals from over 160 countries across more than 550 categories, ranging from programming to 3D design, digital marketing to content creation, from video animation to architecture.

Don’t get left behind - come be a part of the future of work by visiting fiverr.com, read our blog, and follow us on Twitter, Instagram, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$152,936	$71,151
Restricted cash	-	2,919
Marketable securities	222,630	118,150
User funds	145,297	127,713
Bank deposits	95,000	134,000
Restricted deposit	1,172	35
Other receivables	18,545	14,250
Total current assets	635,580	468,218

Marketable securities	169,291	317,524
Property and equipment, net	6,034	6,555
Operating lease right of use asset, net	9,893	11,727
Intangible assets, net	16,305	49,221
Goodwill	77,270	77,270
Other non-current assets	2,072	1,055
Total assets	$916,445	$931,570

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$5,814	$8,699
User accounts	134,965	118,616
Deferred revenue	11,616	12,145
Other account payables and accrued expenses	58,011	44,260
Operating lease liabilities, net	3,014	3,055
Current maturities of long-term loan	-	2,269
Total current liabilities	213,420	189,044

Long-term liabilities:
Convertible notes	452,131	372,076
Operating lease liabilities	7,143	10,483
Long-term loan and other non-current liabilities	1,019	13,099
Total long-term liabilities	460,293	395,658
Total liabilities	$673,713	$584,702

Shareholders' equity:
Share capital and additional paid-in capital	545,752	585,548
Accumulated deficit	(286,740)	(237,585)
Accumulated other comprehensive income (loss)	(16,280)	(1,095)
Total shareholders' equity	242,732	346,868
Total liabilities and shareholders' equity	$916,445	$931,570

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Revenue	$82,541	$74,324	$254,236	$217,907
Cost of revenue	15,631	12,436	50,134	36,510
Gross profit	66,910	61,888	204,102	181,397

Operating expenses:
Research and development	22,938	20,490	71,235	57,469
Sales and marketing	41,959	38,298	134,151	119,121
General and administrative	14,489	12,395	43,399	36,271
Impairment of intangible assets	-	-	27,629	-
Total operating expenses	79,386	71,183	276,414	212,861
Operating loss	(12,476)	(9,295)	(72,312)	(31,464)
Financial income (expenses), net	1,162	(4,959)	2,233	(13,877)
Loss before income taxes	(11,314)	(14,254)	(70,079)	(45,341)
Income taxes	(36)	(95)	(109)	(151)
Net loss attributable to ordinary shareholders	$(11,350)	$(14,349)	$(70,188)	$(45,492)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.31)	$(0.39)	$(1.91)	$(1.27)
Basic and diluted weighted average ordinary shares	37,205,489	36,512,243	36,843,383	35,959,243

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Operating Activities
Net loss	$(11,350)	$(14,349)	$(70,188)	$(45,492)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,938	1,413	8,190	4,104
Loss from disposal of property and equipment	(9)	(32)	(21)	(32)
Amortization of premium and discount of marketable securities, net	1,368	2,135	5,052	5,616
Amortization of discount and issuance costs of convertible notes	632	5,040	1,894	14,917
Shared-based compensation	17,612	15,104	54,729	38,761
Net Gain from exchange rate fluctuations	12	26	183	328
Impairment of intangible assets	-	-	27,629	-
Changes in assets and liabilities:
User funds	(2,722)	(5,133)	(17,584)	(28,762)
Operating lease ROU assets and liabilities, net	(117)	86	(1,547)	(171)
Other receivables	(2,402)	(1,064)	(4,837)	(2,331)
Trade payables	1,873	362	(2,884)	615
Deferred revenue	(675)	738	(529)	3,133
User accounts	2,523	4,448	16,349	26,144
Account payable, accrued expenses and other	(1,994)	968	9,184	13,704
Revaluation of contingent consideration	(945)	-	(4,787)	-
Payment of contingent consideration	-	-	(504)	(507)
Non-current liabilities	(38)	-	178	(235)
Net cash provided by operating activities	5,706	9,742	20,507	29,792

Investing Activities
Investment in marketable securities	-	(69,107)	(90,007)	(235,938)
Proceeds from sale of marketable securities	34,175	65,325	117,521	144,320
Bank and restricted deposits	15,000	(5,000)	37,863	(44,000)
Acquisition of business, net of cash acquired	-	-	-	(9,288)
Acquisition of intangible asset	-	-	(175)	-
Purchase of property and equipment	(280)	(654)	(1,111)	(1,354)
Capitalization of internal-use software and other	(116)	(250)	(1,019)	(572)
Other non-current assets	(100)	-	(1,178)	-
Net cash provided by (used in) investing activities	48,679	(9,686)	61,894	(146,832)

Financing Activities
Payment of deferred issuance costs related to follow on offering	-	-	-	(381)
Payment of convertible notes deferred issuance costs	-	-	-	(34)
Payment of contingent consideration	-	-	(1,105)	(1,105)
Proceeds from exercise of share options	597	915	2,308	7,266
Tax withholding in connection with employees' options exercises and vested RSUs	(156)	(1,732)	(2,286)	(10,361)
Repayment of long-term loan	-	(143)	(2,269)	(416)
Net cash provided by (used in) financing activities	441	(960)	(3,352)	(5,031)

Effect of exchange rate fluctuations on cash and cash equivalents	(12)	(177)	(183)	(318)

Increase/(Decrease) in cash, cash equivalents and restricted cash	54,814	(1,081)	78,866	(122,389)
Cash, cash equivalents and restricted cash at the beginning of period	98,122	146,722	74,070	268,030
Cash and cash equivalents at the end of period	$152,936	$145,641	$152,936	$145,641

KEY PERFORMANCE METRICS

	Three Months Ended
	September 30,
	2022	2021

Annual active buyers (in thousands)	4,249	4,121
Annual spend per buyer ($)	$262	$234

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP gross profit	$66,910	$61,888	$204,102	$181,397
Add:
Share-based compensation and other	477	372	1,955	989
Depreciation and amortization	922	454	4,895	1,331
Non-GAAP gross profit	$68,309	$62,714	$210,952	$183,717
Non-GAAP gross margin	82.8%	84.4%	83.0%	84.3%

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(11,350)	$(14,349)	$(70,188)	$(45,492)
Add:
Depreciation and amortization	$1,938	$1,413	$8,190	$4,104
Share-based compensation	17,612	15,104	54,729	38,761
Impairment of intangible assets	-	-	27,629	-
Contingent consideration revaluation, acquisition related costs and other	(520)	55	(3,210)	2,576
Convertible notes amortization of discount and issuance costs	632	5,040	1,894	14,917
Exchange rate (gain)/loss, net	316	400	(932)	377
Non-GAAP net income	$8,628	$7,663	$18,112	$15,243
Weighted average number of ordinary shares - basic	37,205,489	36,512,243	36,843,383	35,959,243
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.23	$0.21	$0.49	$0.42

Weighted average number of ordinary shares - diluted	40,731,833	40,779,521	40,708,818	40,625,294
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.21	$0.19	$0.44	$0.38

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021

GAAP net loss	$(11,350)	$(14,349)	$(70,188)	$(45,492)
Add:
Financial (income) expenses, net	$(1,162)	$4,959	$(2,233)	$13,877
Income taxes	36	95	109	151
Depreciation and amortization	1,938	1,413	8,190	4,104
Share-based compensation	17,612	15,104	54,729	38,761
Impairment of intangible assets	-	-	27,629	-
Contingent consideration revaluation, acquisition related costs and other	(520)	55	(3,210)	2,576
Adjusted EBITDA	$6,554	$7,277	$15,026	$13,977
Adjusted EBITDA margin	7.9%	9.8%	5.9%	6.4%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021

GAAP research and development	$22,938	$20,490	$71,235	$57,469
Less:
Share-based compensation	5,811	5,247	18,537	14,258
Depreciation and amortization	200	205	603	582
Non-GAAP research and development	$16,927	$15,038	$52,095	$42,629

GAAP sales and marketing	$41,959	$38,298	$134,151	$119,121
Less:
Share-based compensation	4,151	3,765	13,156	9,810
Depreciation and amortization	713	695	2,394	2,020
Contingent consideration revaluation, acquisition related costs and other	-	402	-	1,097
Non-GAAP sales and marketing	$37,095	$33,436	$118,601	$106,194

GAAP general and administrative	$14,489	$12,395	$43,399	$36,271
Less:
Share-based compensation	7,173	5,720	21,081	13,704
Depreciation and amortization	103	59	298	171
Contingent consideration revaluation, acquisition related costs and other	(520)	(347)	(3,210)	1,479
Non-GAAP general and administrative	$7,733	$6,963	$25,230	$20,917

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. Active buyers on any given date is defined as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fourth quarter of 2022, and the fiscal year ending December 31, 2022 to net loss, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the fourth quarter of 2022, the fiscal year ending December 31, 2022, our expected future Adjusted EBITDA margin, our business plans and strategy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan during a global economic downturn that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; the impact of currency exchange rate fluctuations on our results of operations; impacts resulting from inflationary pressures and geopolitical turmoil, including the war in Ukraine; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 17, 2022, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.